[Letterhead of Conyers Dill & Pearman]

May 1, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Perry Hindin

Re:	Ingersoll-Rand Company Limited
Registration Statement on Form S-4, Amendment No. 2
Filed April 24, 2008
File No. 333-149537

Ladies and Gentlemen:

On behalf of Ingersoll-Rand Company Limited (“Ingersoll Rand”), we hereby submit our response to the comments contained in the letter of the Staff of the Commission to Ingersoll Rand dated April 30, 2008. Per the discussions with the Staff of the Commission, we are summarizing below our position with respect to the comments regarding the Exhibit 5.1 opinion.

As mentioned during our discussion, the starting point is that in our Firm’s opinions we draw a very distinct line between questions of fact and questions of law, and we will opine on the latter but not the former. Where questions of law are dependent upon a factual matter we feel it is important for the recipient of our opinion to know what those facts are and that we cannot provide legal opinions on those facts.

In some jurisdictions, factual matters are dealt with by certificates from an officer setting out the facts in question and delivered to the law firm. We do not follow this practice, as we feel that it implies that we somehow “add value” to the question. If it is accepted that we add no value to the verification of those facts—which we clearly do not—it is in our view misleading for the recipient of our opinion to get comfort from the fact that we have reviewed a factual certificate if that recipient would not have been comfortable knowing that we were simply assuming those facts. For that reason, as a matter of policy, our firm does not rely on such certificates.

In the present case, we believe the only two unresolved issues relate to (i) the assumption that the resolutions in the minutes provided to us have not been rescinded or amended and (ii) the assumption that the consideration in kind received by the Company in payment for the shares has a value equal to at least the par value of the shares issued.

As explained, while we can examine the minutes of the board meeting held in December 2007 and determine that they are sufficient to authorise the issue of the shares, it is possible (although it may not be probable) that a subsequent resolution could have been passed rescinding or amending the resolutions in question. Whether or not this has happened, is entirely a question of fact in respect of which we have no knowledge, and we think it is important that our opinion states this fact.

On the second issue (receipt of par value), the assumption in question merely reflects the law in Bermuda: if the Company does not receive value equivalent to the par value of the shares, the shares will not be fully paid. Since, in the present transaction, the Company is receiving consideration in kind for its shares, the question of whether that consideration has a value equivalent to the par value of the share is purely a question of fact, and not one on which we can give a legal opinion.

We hope you will find the above explanation to be helpful. Obviously, this is being done in a fairly tight time frame, so, to the extent that anything is not clear or that we have left something out, we would be happy to provide further information or detail in due course.

Very truly yours,

/s/ Julie McLean

Julie McLean

cc:	Patricia Nachtigal, Esq.
Ingersoll-Rand Company Limited

Eileen T. Nugent, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Thomas W. Greenberg, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Mario Ponce
Simpson Thacher & Bartlett LLP

Joseph McCann
Securities and Exchange Commission

Angela Crane
Securities and Exchange Commission

Kevin Kuhar
Securities and Exchange Commission

1 May 2008

Ingersoll-Rand Company Limited Clarendon House 2 Church Street Hamilton HM 11 Bermuda	DIRECT LINE: E-MAIL: OUR REF: YOUR REF:	+1 441 299 4925 Julie.mclean@conyersdillandpearman.com JEM/321726/corpdocs/245478

Dear Sirs:

Ingersoll-Rand Company Limited (the “Company”)

We have acted as special legal counsel in Bermuda to the Company in connection with the Registration Statement on Form S-4 and the amendments thereto, File No. 333-149537 (the “Registration Statement”,) filed with the U.S. Securities and Exchange Commission (the “Commission”) on 4 March, 2008, as amended, relating to the registration under the U.S. Securities Act of 1933, as amended, of Class A common shares, par value US$1.00 per share (the “Exchange Shares”).

For the purposes of giving this opinion, we have examined a copy of the Registration Statement. We have also reviewed the memorandum of association and the bye-laws of the Company attached as exhibits 3.1 and 3.2 respectively to the Registration Statement and certified by the secretary of the Company, the minutes from the meeting of the board of directors of the Company held on 14 December, 2007 which reflected the entire board of directors of the Company as being present (the “Minutes”), a certificate from the secretary of the Company dated 1 May, 2008 (the “Certificate”) confirming that the resolutions contained in the Minutes have not been rescinded or amended, and such other documents and made such enquiries as to questions of law as we have deemed necessary in order to render the opinion set forth below.

We have assumed (a) the genuineness and authenticity of all signatures and the conformity to the originals of all copies (whether or not certified) examined by us and the authenticity and completeness of the originals from which such copies were taken, (b) the accuracy and completeness of all factual representations made in the Registration Statement, the Certificate and other documents reviewed by us, and (c) that upon issue of any shares the Company will receive consideration for the full issue price thereof which shall be equal to at least the par value thereof.

We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than Bermuda. This opinion is to be governed by and construed in accordance with the laws of Bermuda and is limited to and is given on the basis of the current law and practice in Bermuda. This opinion is issued solely for the purposes of the filing of the Registration Statement and the offering of the Exchange Shares by the Company and is not to be relied upon in respect of any other matter.

On the basis of and subject to the foregoing, we are of the opinion that the Exchange Shares, when issued as contemplated by the Registration Statement, will be validly issued, fully paid and non-assessable (meaning that no further sums are required to be paid by the holders thereof in connection with the issue of such shares).

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm under the caption “Legal Matters” in the prospectus forming a part of the Registration Statement.

Yours faithfully

Conyers Dill & Pearman